Shanda Reports Second Quarter 2006 Financial Results

-Net revenues increase 18.8% sequentially, driven by strong MMORPG growth over Q106 -

(Shanghai, China, August 15, 2006) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced its unaudited financial results for the second quarter ended June 30, 2006.

Summary of the Second Quarter 2006:

●	Total net revenues increased 18.8% quarter-over-quarter and decreased 24.8% year-over-year to RMB405.7 million (US$50.7 million).

●	Online game revenues, including MMORPGs and casual games, increased 20.8% quarter-over-quarter and decreased 19.8% year-over-year to RMB374.1 million (US$46.8 million).

●	Total average concurrent users for all of Shanda’s
games in commercial service were stable at 1.34 million
in the second quarter of 2006 compared to 1.35 million
in the first quarter of 2006, while average concurrent
users for Shanda’s MMORPGs in commercial service
increased to 724,000 in the second quarter of 2006 from
706,000 in the first quarter of 2006.

●	Net income was RMB133.6 million (US$16.7 million),
compared to net income of RMB11.8 million in the first
quarter of 2006 and RMB223.0 million in the second
quarter of 2005. Earnings per diluted ADS were RMB1.86
(US$0.24), compared to earnings per diluted ADS of
RMB0.16 in the first quarter of 2006 and RMB3.06 in the
second quarter of 2005.

“The company posted solid second quarter results, driven primarily by growth in our MMORPG business over first quarter 2006 levels,” said Tianqiao Chen, Shanda’s chief executive officer. “Our free-to-play and pay-for value-added services revenue model continues to witness growing user adoption, reflected by 50% sequential growth in monthly ARPU for our MMORPGs in the second quarter. Through increased cooperation with our business partners, we also made further progress in the second quarter regarding shipments of our EZ Pod. In addition, we’re set to unveil the next MMORPGs in our strong game pipeline with the launch of Archlord in June, as well as the open testing of Dungeons & Dragons® Online in August.”

Financial Results (Preliminary Unaudited)

Net Revenues. In the second quarter of 2006, Shanda reported net revenues of RMB405.7 million (US$50.7 million), representing a 18.8% increase compared to RMB341.4 million in the first quarter of 2006 and a 24.8% decrease compared to RMB539.5 million in the second quarter of 2005.

Online game revenues in the second quarter of 2006 increased 20.8% quarter-over-quarter and declined 19.8% year-over-year to RMB374.1 million (US$46.8 million).

Revenues from MMORPGs in the second quarter of 2006 increased 35.3% quarter-over-quarter and decreased 15.9% year-over-year to RMB304.7 million (US$38.1 million), accounting for 75.1% of total revenues. The sequential growth in MMOPRG revenues is primarily due to increased revenues from Mir II and Woool as a result of releasing new expansion packs as well as more in-game virtual items and value added service.

The number of active paying accounts for MMORPGs was 2.23 million in the second quarter of 2006, compared to 2.47 million in the first quarter of 2006. The average monthly revenue per active paying account for MMORPGs increased to RMB45.5 in the second quarter of 2006, up from RMB30.4 in the first quarter, due to increased purchases of in-game premium features.

Revenues from casual games in the second quarter of 2006 decreased 17.8% quarter-over-quarter and 33.7% year-over-year to RMB69.4 million (US$8.7 million). The sequential decline in revenue from casual games was due to seasonality related to school exams and the FIFA World Cup, as well as the aging of BNB.

Shanda’s other revenues in the second quarter of 2006 decreased 0.7% quarter-over-quarter and 56.6% year-over-year to RMB31.6 million (US$3.9 million).

Gross Profit. Gross margin was 56.5% in the second quarter of 2006, down from 56.8% in the first quarter of 2006 and from 68.4% in the second quarter of 2005.

Income from Operations. Shanda reported income from operations of RMB91.3 million (US$11.4 million) in the second quarter of 2006 compared to income from operations of RMB18.4 million in the first quarter of 2006 and RMB243.8 million in the second quarter of 2005. The sequential improvement was principally the result of lower operating expenses. The decrease in operating expenses was mainly due to the company’s better budget controls, decreased EZ initiative Research & Development expenses, a reduction in the labor costs resulting from the restructuring of some departments, and a decline in sales and marketing expenses through the leveraging of promotional synergies tied to our OEM and telecommunications partner relationships. The lower operating expense was also attributable to a decrease in share-based compensation from RMB12.0 million in the previous quarter to RMB6.1 million (US$757,000) in the second quarter of 2006 as a result of certain options granted in 2003 became fully vested in the first quarter.

Other Income. In the second quarter of 2006, Shanda reported other income of RMB49.4 million (US$6.2 million), representing a 372.0% increase compared to RMB10.5 million in the first quarter of 2006 and a 106.2% increase compared to RMB23.9 million in the second quarter of 2005. Other Income mainly comprises of government financial incentives of RMB45.9 million (US$5.7 million) received in the second quarter of 2006, and a foreign exchange gain of RMB5.4 million (US$676,000).

Net Income. In the second quarter of 2006, Shanda had net income of RMB133.6 million (US$16.7 million), compared to net income of RMB11.8 million in the first quarter of 2006 and RMB223.0 million in the second quarter of 2005. Earnings per diluted ADS were RMB1.86 (US$0.24), compared to earnings per diluted ADS of RMB0.16 in the first quarter of 2006 and RMB3.06 in the second quarter of 2005.

In the second quarter of 2006, Shanda reported income tax expenses of RMB2.1 million (US$260,000), after a reversal of tax expenses of RMB10.9 million (US$1.4 million). Government recognition in October 2005 of a Shanda operating company as a technologically advanced enterprise was acknowledged by local tax authorities in April 2006. Previously, this operating company was subject to income taxes at a statutory rate of 33%. As a result of the acknowledgement, the operating company is entitled to a two-year exemption from income taxes commencing from 2004, which was deemed to be the operating company’s first cumulative profit-making year by the local tax authority. After the two-year exemption, the operating company is subject to a reduced income tax rate of 15%. Upon recognition of the change in tax status, the operating company reversed income taxes previously recognized totaling RMB10.9 million in the second quarter of 2006.

The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2006, which was RMB7.9956 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Recent Business Highlights

On May 23, 2006, Shanda and Walt Disney Internet Group announced that the two companies entered into an agreement to bring Disney’s premier branded entertainment content to China’s online game industry via Shanda’s online game operating platform. The agreement calls for Shanda to develop, distribute and operate an online casual game based on the magical worlds of Disney and featuring some of Disney’s most popular animated characters.

On June 18, 2006, Shanda commenced open beta testing of ArchLord, a 3D MMORPG developed by leading South Korean game developer-NHN. The peak concurrent users reached over 150,000 by June 30, 2006. With an evolving storyline of conquest and betrayal, ArchLord presents an epic adventure in which users band together as they embark on a quest for the ancient relics of the Archons.

On July 28, 2006, Shanda and Motorola, Inc. announced an agreement designed to improve the way games are experienced and enjoyed on mobile devices in China. According to the agreement, Motorola will launch exclusive mobile versions of Shanda’s popular World of Legend and Magical Land online role playing games on specially customized Motorola E680g handsets.

Conference Call

Shanda’s management team will host a conference call today at 9:00 p.m. Eastern Time, corresponding with August 16, 2006, at 9:00 a.m. Beijing/Hong Kong time, to present an overview of the company’s financial performance and business operations. To participate in the live call, U.S. callers should dial 888-371-9318 and international callers should dial 973-935-2986. The pass code for the live call is 7611117. A live webcast of the presentation will be available at the company’s corporate website at http://www.snda.com.

A replay of the conference call will be available until August 22, 2006, at midnight ET. The dial-in number for calls placed in the U.S. is 877-519-4471 and 973-341-3080 for calls placed outside of the U.S. The pass code for the replay is 7611117.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the commercial launch of MMORPGs in 2006 and the future launch of and design features of the casual game developed by Shanda in cooperation with Disney. These forward-looking statements involve various risks and uncertainties. Although the companies believe that their expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games we intend to release in 2006, the risk that such MMORPGs and casual games are not well received by users in China and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact:

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEET
(in thousands)
	As of December 31,	As of June 30,
	2005	2006
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	949,622	1,038,901	129,934
Restricted cash	150,779	4,253	532
Short-term investment	126,360	3,000	375
Marketable securities	1,933,674	1,973,616	246,838
Accounts receivable	81,127	54,120	6,769
Inventories	28,481	26,609	3,328
Due from related parties	—	4,000	500
Deferred licensing fees and related costs	24,067	19,336	2,418
Prepayments and other current assets	41,085	31,928	3,994
Deferred tax assets	17,125	12,779	1,598

Total current assets	3,352,320	3,168,542	396,286

Investments in affiliated companies	328,582	326,263	40,805
Property, equipment and software	258,352	262,895	32,880
Intangible assets	212,315	179,503	22,450
Goodwill	245,092	494,379	61,832
Long-term deposits	2,863	2,270	284
Long-term prepayments	18,158	17,704	2,214
Other long-term assets	52,771	58,537	7,321
Total assets	4,470,453	4,510,093	564,072

LIABILITIES
Current liabilities:
Accounts payable	65,390	74,654	9,337
Licensing fees payable	18,158	15,335	1,918
Taxes payable	37,045	30,839	3,857
Deferred revenue	172,455	144,732	18,101
Licensing fees payable to a related party	13,830	29,394	3,676
Due to related parties	3,040	3,044	381
Acquisition related obligation	158,430	10,402	1,301
Other payables and accruals	141,552	124,708	15,597
Total current liabilities	609,900	433,108	54,168

Convertible debt	2,219,305	2,198,790	275,000

Total liabilities	2,829,205	2,631,898	329,168

Minority interests	3,389	3,164	396
Shareholders’ equity
Ordinary shares	11,751	11,822	1,479
Additional paid-in capital	1,397,092	1,431,709	179,062
Statutory reserves	87,619	94,138	11,774
Deferred share-based compensation	(3,595)	—	—
Accumulated other comprehensive gain	30,182	83,696	10,467
Retained earnings	114,810	253,666	31,726
Total shareholders’ equity	1,637,859	1,875,031	234,508

Total liabilities and shareholders’ equity	4,470,453	4,510,093	564,072

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

	For the three months period ended,
	June 30,	March 31,	June 30,
	2005	2006	2006
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	362,047	225,162	304,646	38,102
Casual game	104,664	84,467	69,439	8,684
Others	72,743	31,799	31,567	3,948

Total net revenues	539,454	341,428	405,652	50,734

Cost of services
Ongoing licensing fees for online games	(96,050)	(55,853)	(67,676)	(8,464)
Amortization of upfront licensing fees	(6,425)	(17,868)	(11,791)	(1,475)
Server leasing and maintenance fees	(22,532)	(25,087)	(25,515)	(3,191)
Salary and benefits	(9,599)	(13,229)	(12,647)	(1,582)
Depreciation of property, equipment and software	(9,406)	(13,820)	(12,870)	(1,609)
Others	(26,708)	(21,751)	(45,949)	(5,747)

Total cost of services	(170,720)	(147,608)	(176,448)	(22,068)

Gross profit	368,734	193,820	229,204	28,666
Operating expenses
Product development	(40,111)	(52,646)	(46,855)	(5,860)
Sales and marketing	(38,393)	(64,456)	(39,168)	(4,899)
General and administrative	(46,417)	(58,274)	(51,862)	(6,486)

Total operating expenses	(124,921)	(175,376)	(137,885)	(17,245)

Income from operations	243,813	18,444	91,319	11,421
Interest income	5,665	4,816	5,510	689
Amortization of convertible debt issuance cost	(4,527)	(4,407)	(4,383)	(548)
Investment income(loss)	(4,295)	732	1,196	150
Other income, net	23,933	10,457	49,358	6,173

Income before income tax expenses, equity in loss of affiliates and minority interests	264,589	30,042	143,000	17,885
Income tax expenses	(49,236)	(8,631)	(2,077)	(260)
Equity in loss of affiliates	5,379	(9,752)	(7,431)	(929)
Minority interests	2,227	135	90	11

Net income	222,959	11,794	133,582	16,707

Earnings per share:
Basic	1.59	0.08	0.94	0.12
Diluted	1.53	0.08	0.93	0.12
Earnings per ADS:
Basic	3.18	0.16	1.88	0.24
Diluted	3.06	0.16	1.86	0.24
Weighted average ordinary shares outstanding:
Basic	140,518,364	142,050,714	142,430,444	142,430,444
Diluted	145,255,626	144,250,827	144,231,071	144,231,071
Weighted average ADS outstanding:
Basic	70,259,182	71,025,357	71,215,222	71,215,222
Diluted	72,627,813	72,125,414	72,115,536	72,115,536